Buttonwood First Access Fund Ltd.

1000 RXR Plaza

Uniondale, New York 11556

(212) 440-9644

August 25, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Buttonwood First Access Fund Ltd.

Investment Company Act File Number: 811-24161

Application for Withdrawal of Registration Statement Filed on Form N-2 (File No: 333-293992)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Buttonwood First Access Fund Ltd. (the “Fund”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consents to the withdrawal of the Fund’s Registration Statement on Form N-2 (File No. 333-293992), together with all amendments and exhibits thereto. The Registration was initially filed on March 4, 2026, Pre-Effective Amendment No. 1 to the Registration Statement was filed on April 28, 2026, Pre-Effective Amendment No. 2 to the Registration Statement was filed on June 11, 2026, Pre-Effective Amendment No. 3 to the Registration Statement was filed on July 1, 2026 and Pre-Effective Amendment No. 4 to the Registration Statement was filed on July 31, 2026. The Registration Statement has never been declared effective.

The Fund has determined not to commence operations and therefore to abandon its registration under the 1933 Act. The Fund never commenced a public offering of its shares and no securities were issued or sold pursuant to the Registration Statement.

The Fund intends to deregister under the Investment Company Act of 1940, as amended, by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission.

Should you have any questions or comments regarding the foregoing, please contact our counsel, Steven Boehm of Eversheds Sutherland (US) LLP, at (202) 383-0176.

Sincerely,

Buttonwood First Access Fund Ltd.

By:	/s/ Stephan A. Stein
Name:	Stephan A. Stein
Title:	President, Chief Operating Officer, Treasurer and Secretary

cc:	Steven Boehm, Eversheds Sutherland (US) LLP
Owen Pinkerton, Eversheds Sutherland (US) LLP